Therapix Biosciences Ltd.

4 Ariel Sharon Street

HaShahar Tower, 16th Floor

Givatayim 5320047, Israel

August 29, 2019

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Sonia Bednarowski

Division of Corporation Finance

Office of Healthcare & Insurance

Re:	Therapix Biosciences Ltd. Registration Statement on Form F-3 Filed August 22, 2019 File No. 333-233417

Dear Mr. Buchmiller:

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission as set forth in your letter of August 26, regarding the above mentioned registration statement on Form F-3. For your convenience, your original comments appear in bold, followed by our response. We are concurrently filing Amendment No. 1 to Form F-3 (“Amendment No. 1”). Page references in our response are to Amendment No. 1.

General

1.	We note the arbitration provision in Section 22(c)(3) of your Articles of Association filed as Exhibit 4.1 to your registration statement. Please revise your prospectus to describe the arbitration provision and to clarify, if true, that the arbitration provision is not mandatory and does not apply to claims brought under the United States federal securities laws.

Response: We have revised our disclosure on page 6 to describe the arbitration provision in our articles of association and clarify that such arbitration provision is not mandatory and it does not prevent ADS holders or ordinary shareholders from pursuing claims under the United States federal securities laws.

2.	We note that you have filed the Form of Amended and Restated Depositary Agreement as Exhibit 4.2 to your registration statement. Please revise to file a copy of the executed Depositary Agreement.

Response: We have filed a copy of the executed Depositary Agreement as Exhibit 4.2 to Amendment No. 1 to Form F-3.

* * *

Sonia Bednarowski, General Attorney

Office of Healthcare & Insurance

Securities and Exchange Commission

August 29, 2019

If you have any questions or require additional information, please call our attorneys, David Huberman at (+972) 54-596-5967, Howard Berkenblit at (617) 338-2979 or Oded Har-Even at (212) 660-5002, of Zysman, Aharoni, Gayer and Sullivan LLP.

Sincerely,

THERAPIX BIOSCIENCES LTD.

By:	/s/ Ascher Shmulewitz
Chief Executive Officer

cc:	Dietrich King